EXHIBIT 11.1

Exhibit 11.1 - Computation of Earnings per Share

2006
Basic:

Net Loss	$(593,744)

Average shares:
Common shares issued	96,397,506
Average shares outstanding	94,378,209

Net income per common share, basic	$(0.01)

Diluted:

Net Loss	$(593,744)

Average shares:
Common shares issued	107,289,006
Average shares outstanding	94,378,209

Net income per common share, diluted	$(0.01)